Exhibit 23.1
Consent of Independent Registered Public Accounting Firm
     We consent to the reference to our firm under the caption “Experts” in the Registration Statement (Form S-3, No. 333-00000) and related Prospectus of Hollywood Media Corp. for the registration of 700,000 shares of its common stock and to the incorporation by reference therein of our report dated March 28, 2005, with respect to the consolidated financial statements of Hollywood Media Corp. included in its Annual Report on Form 10-K for the year ended December 31, 2004, and our report dated April 28, 2005 with respect to Hollywood Media Corp. management’s assessment of the effectiveness of internal control over financial reporting of Hollywood Media Corp. as of December 31, 2004, included in its Annual Report on Form 10-K/A for the year ended December 31, 2004, each filed with the Securities and Exchange Commission.
/s/ Ernst & Young LLP
Certified Public Accountants
Ft. Lauderdale, Florida
January 4, 2006